

August 19, 2014

<u>Via E-mail</u>
Cameron D. MacDougall
Secretary
New Senior Investment Group, Inc.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **New Senior Investment Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed July 29, 2014**
> **File No. 001-36499**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.1, Information Statement</u>

<u>General</u>

1. We note your response to comment 3 of our comment letter dated July 15, 2014. Please tell us why you have not provided disclosure on average effective rent or average rent for your managed properties.

2. We note your response to comment 2 from our letter dated July 15, 2014. Please explain how you considered the applicability of Rule 3-05 of Regulation S-X when determining the financial statement requirements for the acquisition of the portfolio of six senior housing properties in June 2014.

3. Please expand your disclosure to clarify that you do not believe that any of the potential acquisitions are probable and briefly explain the basis for your conclusion.

Cameron D. MacDougall
New Senior Investment Group, Inc.
August 19, 2014
Page 2

Notes to Unaudited Pro Forma Consolidated Information, page 60

(C) Management fee and incentive compensation, page 61

4.   We note your disclosure describing the term "pro forma equity invested." Please further
        expand your disclosure to quantify each item included in the calculation.

Note 2. Summary of Significant Accounting Policies, page F-8

Real Estate Investments, page F-9

5.   We note that you record intangible assets for in-place resident leases and amortize them
        over the average length of stay of residents. Please explain in more detail how you
        determined the useful lives of these assets and the basis for your conclusion; address your
        historical experience in your response. Also, in light of the fact that certain of your
        properties are triple-net leased to operators and your future cash flows from those
        properties are generated from fixed lease payments, rather than fees from resident
        agreements, please tell us how you considered that fact when determining the value of the
        in-place resident agreements as well as the useful lives. Clarify if the agreements are
        assigned to the new operators when leased to them upon acquisition and the impact of the
        assignments on your accounting, if any.

Exhibit 99.2

6.   We continue to consider your response to comment 16 from our letter dated July 15, 2014
        regarding the financial statements of Holiday AL Holdings LP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Isaac Esquiel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.


Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director


Cc: Richard B. Aftanas, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP